Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

MINING CODE CHANGES POSE THREAT TO FUTURE INVESTMENT IN AFRICA

Cape Town, 5 February 2013 – Mining code changes proposed by a number of African countries will deter further investment there, Randgold Resources chief executive Mark Bristow cautioned today.

Speaking at the Mining Indaba, Bristow said that with gold exploration and mining shifting from the developed countries to the world’s emerging prospective regions, Africa had to compete for investment with South America, Asia, the Pacific Rim, Eastern Europe and Russia. While Africa had the advantage of great mineral wealth, its competitors generally had better infrastructures, greater skills pools and more sophisticated economies.

Bristow pointed out that in the countries where Randgold has operations – Mali, the Côte d’Ivoire and the Democratic Republic of Congo – the present mining codes returned a substantial slice of the net revenue pie to the State in spite of the fact that Randgold had funded the entire discovery and development cost and carried all the risks.

“The host country is already a significant if not the main beneficiary of its mining activities. That is why it is disturbing that there is a growing tendency among the sub-Saharan mining countries to want more without giving anything back. Even a moderate change in their current codes will diminish these countries’ ability to compete for direct fixed investment or to encourage reinvestment,” Bristow said.

“There’s a much better way for these countries to get more from their mining industries, and that is to participate positively in the value creation process. As we’ve seen only too often in the mining industry, mergers and acquisitions hardly ever deliver value to shareholders, let alone other stakeholders. Real value, as I believe Randgold has demonstrated over the years, is created by the discovery of multi-million ounce gold deposits and their development into profitable mines. Governments’ role in this should be firstly to provide a stable, business-friendly regime that will attract or at least not drive away investors, and then to partner the mining company in the development cycle, helping to drive the project up the value curve and sharing fairly in its proceeds.”

RANDGOLD RESOURCES ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s Annual Report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.